THE BOSTON BEER COMPANY, INC.

NOTICE OF THE 2003 ANNUAL MEETING OF STOCKHOLDERS

May 28, 2003

To the Stockholders:

The 2003 Annual Meeting of the Stockholders of THE BOSTON BEER COMPANY, INC. (the "Company") will be held on Wednesday, May 28, 2003, at 10:00 a.m. at The Brewery located at 30 Germania Street, Jamaica Plain, Boston, Massachusetts, for the following purposes:

    1.   The election by the holders of the Class A Common Stock of three (3) Class A Directors, each to serve for a term of one (1) year.

    2.   The election by the sole holder of the Class B Common Stock of four (4) Class B Directors, each to serve for a term of one (1) year.

    3.   To consider and act upon any other business which may properly come before the meeting.

The Board of Directors has fixed the close of business on March 31, 2003 as the record date for the meeting. Only stockholders of record on that date are entitled to notice of and to vote at the meeting.

The foregoing items of business are more fully described in the Proxy Statement accompanying this letter.

PLEASE COMPLETE AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE MEETING IN PERSON.

By order of the Board of Directors

C. JAMES KOCH,
Clerk

Boston, Massachusetts
April 18, 2003

THE BOSTON BEER COMPANY, INC.

PROXY STATEMENT

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of The Boston Beer Company, Inc. (the "Company") for use at the 2003 Annual Meeting of Stockholders to be held on Wednesday, May 28, 2003, at the time and place set forth in the notice of the meeting, and at any adjournments thereof. The approximate date on which this Proxy Statement and form of proxy are first being mailed to stockholders is April 18, 2003.

If the enclosed proxy is properly executed and returned, it will be voted in the manner directed by the stockholder. If no instructions are specified with respect to any particular matter to be acted upon, proxies will be voted in favor of such matters. In addition, if other matters come before the meeting, the persons named in the accompanying proxy and acting thereunder will have discretion to vote on these matters in accordance with their best judgment. Any person giving the enclosed form of proxy has the power to revoke it by voting in person at the meeting, or by giving written notice of revocation to the Clerk of the Company at any time before the proxy is exercised. Please note, however, that if your shares are held of record by a broker, bank or nominee and you wish to vote at the meeting, you will not be permitted to vote in person unless you first obtain a proxy issued in your name from the record holder.

The holders of a majority in interest of the issued and outstanding Class A Common Stock are required to be present in person or to be represented by proxy at the meeting in order to constitute a quorum for the election of the Class A Directors. The election of each of the nominees for Class A Director, as hereinafter set forth in greater detail, will be decided by plurality vote of the holders of Class A Common Stock present in person or represented by proxy at the Meeting. The affirmative vote of the sole holder of the outstanding shares of Class B Common Stock, voting in person or by proxy at the meeting, is required to elect the Class B Directors, as hereinafter set forth in greater detail, and to approve all other matters listed in the notice of meeting.

Because abstentions with respect to any matter are treated as shares present or represented and entitled to vote for the purposes of determining whether that matter has been approved by the stockholders, abstentions have the same effect as negative votes for each proposal other than the election of directors. Broker non-votes are not deemed to be present or represented for purposes of determining whether stockholder approval of that matter has been obtained, but they are counted as present for purposes of determining the existence of a quorum at the Annual Meeting.

The Company will bear the cost of the solicitation. In addition to mailing this material to shareholders, the Company has asked banks and brokers to forward copies to persons for whom they hold stock of the Company and request authority for execution of the proxies. The Company will reimburse the banks and brokers for their reasonable out-of-pocket expenses in doing so. Officers and regular employees of the Company, without being additionally compensated, may solicit proxies by mail, telephone, telegram, facsimile or personal contact. All reasonable proxy soliciting expenses will be paid by the Company in connection with the solicitation of votes for the Annual Meeting.

The Company's principal executive offices are located at 75 Arlington Street, Boston, Massachusetts 02116, telephone number (617) 368-5000.

RECORD DATE AND VOTING SECURITIES

Only stockholders of record at the close of business on March 31, 2003 are entitled to notice of and to vote at the meeting. On that date, the Company had outstanding and entitled to vote 11,368,537 shares of Class A Common Stock, $.01 par value per share, and 4,107,355 shares of Class B Common Stock, $.01 par value per share. Each outstanding share of the Company's Class A and Class B Common Stock entitles the record holder to one (1) vote on each matter properly brought before the Class. The 5,377,067 shares of Class A Common Stock, $.01 par value per share, held in treasury by the Company at March 31, 2003 are not entitled to vote.

Items 1 and 2. *Election of Class A and Class B Directors*

Upon the recommendation of the Nominating/Corporate Governance Committee, the Board of Directors proposes that the initial number of Directors for the ensuing year be fixed at seven (7), consisting of three (3) Class A Directors to be elected by the holders of the Class A Common Stock for a term of one (1) year, and four (4) Class B Directors to be elected by the sole holder of the Class B Common Stock, also for a term of one (1) year, reserving the right of the sole holder of the Class B Common Stock to increase the number of Class B Directors to up to six (6) at such time as he deems appropriate and to elect up to two (2) additional Class B Directors accordingly.

It is proposed that the holders of the Class A Common Stock elect each of the three (3) nominees for Class A Director to serve for a term of one (1) year and until his successor is duly elected and qualified or until he sooner dies, resigns or is removed.

It is anticipated that the sole holder of the Class B Common Stock will elect each of the four (4) nominees for Class B Director also to serve for a term of one (1) year and until his successor is duly elected and qualified or until he sooner dies, resigns or is removed. Except for Mr. Valette, all nominees for Class B Directors are either Executive Officers of the Company or immediate family members of such Executive Officers.

The person named in the accompanying proxy will vote, unless authority is withheld, for the election as Class A Directors of the three (3) nominees named below. In the event that any of the nominees should become unavailable for election, which is not anticipated, the person named in the accompanying proxy will vote for such substitute nominees as the incumbent Class A Directors, acting pursuant to Section 4.8 of the Company's By-Laws as a Nominating Committee, may nominate. As indicated below, none of the nominees for Class A Directors are Executive Officers of the Company or its subsidiaries nor immediate family members of such Executive Officers.

Nominees Proposed in Accordance with the Terms of the Articles of Organization, By-Laws of the Company and the Corporate Governance Guidelines. Set forth below are the nominees for election as Class A and Class B Directors, respectively, for terms ending in 2004 and certain information about each of them.

Class A Directors:

Name of Nominee	Age	Year First Elected a Director	Position With the Company or Principal Occupation During the Past Five Years
Pearson C. Cummin, III	60	1995	Mr. Cummin served as a general partner of Consumer Venture Partners, a Greenwich, Connecticut based venture capital firm, from January 1986 to December 2002. Mr. Cummin also serves as a Director of Pacific Sunwear of California, Inc.
James C. Kautz	72	1995	Mr. Kautz, formerly a limited partner of The Goldman Sachs Group, L.P., now serves as a non-profit trustee and private investor.
Robert N. Hiatt	66	1998	Mr. Hiatt was Chairman of Maybelline, Inc. from 1996 until he retired in 1997. From 1990 until 1996, Mr. Hiatt was President and Chief Executive Officer of Maybelline, Inc. Mr. Hiatt also served as a Director of Genovese Drug Stores, Inc. from 1997 to 1999.

Class B Directors:

Name of Nominee	Age	Year First Elected a Director	Position With the Company or Principal Occupation During the Past Five Years
C. James Koch	53	1995	Mr. Koch founded the Company in 1984 and currently serves as the Chairman and Clerk of the Company. Until January 2001, Mr. Koch also served as the Company's Chief Executive Officer.
Charles Joseph Koch	80	1995	Mr. Koch is the father of founder C. James Koch. In 1989, Mr. Koch retired as founder and co-owner of Chemicals, Inc., a distributor of brewing and industrial chemicals in southwestern Ohio.
Martin F. Roper	40	1999	Mr. Roper was appointed the Chief Executive Officer of the Company in January 2001, after having served as the President and Chief Operating Officer of the Company since December 1999. Mr. Roper joined the Company as Vice President of Manufacturing and Business Development in September 1994 and became the Chief Operating Officer in April 1997.
Jean-Michel Valette	42	—	Mr. Valette is an independent advisor to select branded consumer companies. From August 1998 to May 2000, Mr. Valette was President and Chief Executive Officer of Franciscan Estates, a premium wine company. From 1987 to 1998, Mr. Valette held various positions, including managing director, at Hambrecht & Quist LLC, a San Francisco-based investment bank and venture capital firm. Mr. Valette currently serves as a director of Select Comfort Corporation, Peets Coffee & Tea and Golden State Vintners, Inc. Mr. Valette served as a member of the Company's governing board from 1991 until immediately prior to the Company's initial public offering in 1995.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND COMMITTEES

During the Company's 2002 fiscal year, there were five (5) meetings of the Board of Directors of the Company. All of the Directors attended, either in person or by telephone, all five board meetings and all meetings of the Committees of the Board of Directors on which they served. In addition, the non-management Directors met in executive sessions without management three (3) times during the Company's 2002 fiscal year.

John B. Wing resigned as a Class B Director on October 22, 2002, and the vacancy created thereby has not been filled.

In December 2002, the Company established a Nominating/Corporate Governance Committee to assist the Board by identifying individuals qualified to become Board members, to recommend nominees for election as Class A directors, to recommend nominees for each Board committee, to develop and recommend a set of corporate governance principles applicable to the Company and to oversee an evaluation of the Board and management. Present members of the Nominating/Corporate Governance Committee are Robert N. Hiatt (Chairman), Pearson C. Cummin, III, and James C. Kautz. The Nominating/Corporate Governance

Committee did not meet in 2002. The Class A Directors in office from time to time serve as a nominating committee for the purpose of nominating persons for election as Class A Directors.

The Audit Committee of the Board of Directors assists the Board in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including overseeing the financial reports and other financial information provided by the Company's systems of internal accounting and financial controls and the annual independent audit of the Company's financial statements. The present members of the Audit Committee are Pearson C. Cummin, III (Chairman), Robert N. Hiatt, and James C. Kautz. John B. Wing resigned as a member of the Audit Committee effective October 22, 2002. The Audit Committee met on two (2) occasions in 2002.

The Company also has a Compensation Committee to discharge the Board's responsibilities relating to compensation of the Company's officers and directors and to exercise overall responsibility for evaluating and approving compensation programs and policies of the Company relating to officers and directors. The Compensation Committee also makes recommendations to the full Board of Directors concerning the Company's Employee Equity Incentive Plan. The members of such Committee are Pearson C. Cummin, III, Robert N. Hiatt, and James C. Kautz (Chairman). John B. Wing resigned as a member of the Compensation Committee effective October 22, 2002. The Compensation Committee met on three (3) occasions in 2002.

In December 2002, the Board of Directors adopted a Code of Business Conduct and Ethics and Corporate Governance Guidelines. These, as well as the charters for each of the Board Committees, are posted on the Company's website, www.bostonbeer.com.

SECURITY OWNERSHIP OF PRINCIPAL HOLDERS OF VOTING SECURITIES, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain information regarding beneficial ownership of the Company's Class A Common Stock and Class B Common Stock as of March 31, 2003 (i) by each person (or group of affiliated persons) known by the Company to be the beneficial owner(s) of more than five percent (5%) of the outstanding Class A Common Stock, (ii) by each Director of the Company, (iii) by each person nominated as a Director of the Company, (iv) by the Company's Chief Executive Officer and the other officers named below in the Summary Compensation Table and (v) all of the Company's executive officers and Directors as a group. Unless otherwise indicated, the individuals named below held sole voting and investment power over the shares listed below:

Named Executive Officers, Directors, Nominees for Director, and 5% Stockholders	Shares Beneficially Owned(1)	
	Number	Percent
C. James Koch(2)(3)	5,213,855	33.6%
Martin F. Roper(3)(4)	664,946	5.5%
Richard P. Lindsay(3)(5)	16,800	*
Jeffrey D. White(3)(6)	17,600	*
Robert H. Hall(3)(7)	49,000	*
Pearson C. Cummin, III(3)(8)	88,923	*
James C. Kautz(3)(9)	547,531	4.8%
Charles Joseph Koch(3)(10)	27,000	*
Robert N. Hiatt(3)(11)	24,000	*
Jean-Michel Valette(3)	—	—
Credit Suisse Asset Management, LLC(12)	640,369	5.6%
Barclays Global Investors, NA(13)	611,329	5.4%
Goldman Sachs Asset Management(14)	1,171,332	10.3%
All Directors, Nominees for Director and Executive Officers as a group (10 people)	6,649,655	40.7%

* Less than one percent (1%) of the outstanding shares of Class A Common Stock.

(1) Beneficial ownership is determined in accordance with rules of the Securities and Exchange Commission and includes general voting and/or investment power with respect to securities. Shares of Class A Common Stock subject to options and warrants currently exercisable or exercisable within sixty (60) days after the record date are deemed outstanding for computing the percentage of a person holding such options but are not deemed outstanding for computing the percentage of any other person. No shares of Class B Common Stock are subject to options or warrants. All shares are Class A Common Stock, except for shares of Class B Common Stock held by C. James Koch. See Note 2 below.

(2) Includes 4,107,355 shares of Class B Common Stock, constituting all of the outstanding shares of Class B Common Stock. Includes 364,463 shares of Class A Common Stock held in several trusts for the benefit of C. James Koch and certain of his family members; does not include shares deposited in Exchange Funds which have been treated as sales for reporting purposes. Also, includes options to acquire 42,927 shares of Class A Common Stock exercisable currently or within sixty (60) days and 10,650 shares of Class A Common Stock purchased under the Company's Investment Share Plan which are not yet vested.

(3) Executive officer and/or Director and/or nominee for Director of the Company. Mailing address is c/o The Boston Beer Company, Inc., 75 Arlington Street, Boston, MA 02116.

(4) Includes options to acquire 646,383 shares of Class A Common Stock exercisable currently or within sixty (60) days and 15,054 shares of Class A Common Stock purchased under the Company's Investment Share Plan which are not yet vested.

(5) Includes options to acquire 16,600 shares of Class A Common Stock exercisable currently or within sixty (60) days. Mr. Lindsay served as Chief Financial Officer and Treasurer of the Company until his resignation effective March 31, 2003.

(6) Consists of options to acquire 17,600 shares of Class A Common Stock exercisable currently or within sixty (60) days.

(7) Consists of options to acquire 49,000 shares of Class A Common Stock exercisable currently or within sixty (60) days.

(8) Includes options to acquire 25,000 shares of Class A Common Stock exercisable currently or within sixty (60) days and 2,293 shares of Class A Common Stock owned by a profit sharing plan, of which Mr. Cummin is trustee.

(9) Consists of options to acquire 25,000 shares of Class A Common Stock exercisable currently or within sixty (60) days and 522,531 shares of Class A Common Stock owned of record by the Kautz Family Partners, L.P. of which Mr. Kautz is general partner.

(10) Consists of options to acquire 25,000 shares of Class A Common Stock exercisable currently or within sixty (60) days and 2,000 shares of Class A Common Stock owned by the spouse of Mr. Charles Joseph Koch.

(11) Includes options to acquire 20,000 shares of Class A Common Stock exercisable currently or within sixty (60) days and 1,000 shares of Class A Common Stock owned by the spouse of Mr. Hiatt.

(12) Based on information provided to the Company on Schedule 13G for the period ended December 31, 2002 by Credit Suisse Asset Management, LLC, 466 Lexington Avenue, New York, NY 10017.

(13) Based on information filed with the Securities and Exchanges Commission on Schedule 13G dated February 13, 2003 by Barclays Global Investors, NA.

(14) Based on information filed with the Securities and Exchange Commission on Schedule 13G dated December 31, 2002 by Goldman Sachs Asset Management.

John B. Wing, a former director of the Company, holds options to acquire 25,000 shares of Class A Common Stock exercisable currently or within sixty (60) days.

DIRECTOR COMPENSATION FOR THE LAST FISCAL YEAR

On May 21, 1996, the Company adopted a Non-Employee Director Stock Option Plan, which action was approved by the Class B stockholder of the Company, pursuant to which each non-employee director of the Company receives the grant of 2,500 shares of the Company's Class A Common Stock annually as of the date of the Annual Meeting of Stockholders of the Company. This Plan was amended on May 30, 2000 to increase the annual grant to 5,000 shares of the Company's Class A Common Stock and further amended on December 14, 2001, to increase the number of shares available for grant under the Plan from 100,000 to 200,000 shares of Class A Common Stock. On February 14, 2003, the Board of Directors, upon the recommendation of the Compensation Committee and with the approval of the Class B stockholder, amended the Plan to provide for a one-time grant of 5,000 shares of Class A Common Stock to each non-employee Director upon election to the Board for the first time, as well as to each existing director who is re-elected to the Board at the 2003 Annual Meeting of Stockholders. The grant price for such options is based upon the fair market value of the Company's stock as of the date of grant. The Shares granted to each non-employee director and the grant prices are set forth below:

Date of Grant	Grant Price	No. of Shares granted to each Non-Employee Director	Total Shares Granted
5/21/96	$18.5625	2,500	10,000
6/03/97	$ 9.5000	2,500	10,000
6/02/98	$11.0938	2,500	12,500
6/01/99	$ 8.1250	2,500	12,500
5/30/00	$ 8.5625	5,000	25,000
5/22/01	$ 9.2400	5,000	25,000
5/21/02	$16.2000	5,000	25,000

The grant of stock options under this Non-Employee Director Stock Option Plan is subject to the requirement that each director comply with his fiduciary obligations with the Company. If any breach of such obligations should occur, the Company shall be entitled, in addition to any other remedies available to it, to recover all profit realized by him as a result of the exercise of such option during the last twelve (12) months of his term as director and at any time after the expiration of such term. On December 19, 1997, the Board amended the terms of such Non-Employee Director Stock Option Plan (and of each stock option grant made pursuant to the terms of such Plan) to increase from ninety (90) days to three (3) years the period within which each option would remain exercisable following the date on which the optionee ceased to be a Director of the Company, subject in any case to the ten (10) year term of each option.

Effective May 30, 2000, the Board of Directors adopted a program, which was approved by the Class B Stockholder of the Company, to compensate non-employee directors for attending meetings of the Board of Directors and meetings of the Audit and Compensation Committees, as well as providing a retainer of $7,500 upon election to the Board of Directors. Under the program, non-employee directors receive $2,500 for each meeting of the Board of Directors attended in person and $1,000 for each meeting of the Board of Directors attended by telephone. In addition, non-employee directors receive $500 for each meeting of the Audit, Nominating/Corporate Governance Committee or Compensation Committee attended in person and $200 for each meeting of such committees attended by telephone. Further, the Chairmen of the Committees each receive $1,000 as an annual retainer upon election to such position. On February 14, 2003, the Board of Directors amended the compensation plan to provide for a $10,000 retainer payable to each member of the Audit Committee effective upon their election at the 2003 Annual Meeting of the Board of Directors, which action was approved by the Class B Stockholder of the Company. In 2002, the non-employee Directors received the following compensation:

SUMMARY COMPENSATION FOR NON-EMPLOYEE DIRECTORS
FOR FISCAL YEAR ENDED DECEMBER 28, 2002

Name	Compensation
Pearson C. Cummin, III	$24,000
James C. Kautz	$24,000
Robert N. Hiatt	$24,000
Charles Joseph Koch	$14,000
John B. Wing	$14,300

COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy. The Company's executive compensation system continues to be comprised of base salaries, annual bonuses and stock option awards. Executive compensation is subject to the oversight and approval of the Compensation Committee of the Board of Directors (the "Committee"), which reviews executive officer compensation annually. Executive compensation is designed to be competitive within the alcoholic beverages industry and other companies of comparable size and complexity, so as to enable the Company to continue to attract and retain talented and motivated individuals in key positions.

Compensation paid to the Company's executive officers is intended to reflect the responsibility associated with each executive officer's position, the past performance of the specific executive officer, the goals of management and the profitability of the Company. Compensation in any particular case may vary from any industry average on the basis of annual and long-term Company performance, as well as individual performance. The Compensation Committee will exercise its discretion to set compensation where, in its judgment, external or individual circumstances warrant it.

Equity-Based Compensation. During 2002, the Compensation Committee again devoted significant attention to the grant of so-called Discretionary Options under the Company's Employee Equity Incentive Plan. The Discretionary Options feature of the Employee Equity Incentive Plan has been used by the Compensation Committee as an integral part of the overall compensation approach for the officers and senior managers of the Company. Such stock option awards are designed to provide incentive to the Company's key employees to increase the market value of the Company's stock, thus linking corporate performance and stockholder value to executive compensation.

As amended and restated in 1997, the Employee Equity Incentive Plan calls for the Committee to make recommendations to the full Board with respect to the grant of Discretionary Options. In recommending the grant of options, the Compensation Committee takes into account the position and responsibilities of the optionee being considered, the nature and value to the Company of his or her service and accomplishments, his or her present and potential contributions to the success of the Company and such other factors as the Compensation Committee deems relevant. In carrying out these responsibilities in 2002, the Committee met with the Company's Chairman in October to review Management's preliminary recommendations with respect to Discretionary Options to be granted effective January 1, 2003. The Committee met again with the Chairman in December to review final recommendations to the Board of Directors in the context of the overall compensation plan for executives. Based on this review, the Committee recommended that options covering an aggregate of 240,000 shares of Class A Common Stock be granted by the Board, effective as of January 1, 2003. The Committee also recommended, and the Board approved, that a portion of the options granted to the Company's executive officers carry exercise prices representing a premium over the current market price for the Company's Class A Common Stock.

Up to an aggregate of 3,687,500 shares of Class A Common Stock may be issued under the Employee Equity Incentive Plan. As of March 31, 2003, there were approximately 1,607,000 shares of Class A Common Stock available for grant under the Employee Equity Incentive Plan. The Employee Equity Incentive Plan may be amended or terminated by the Board of Directors, subject to the approval of the holders of a majority in interest of the Class B Common Stock of the Company.

Chief Executive Officer Compensation. The Compensation Committee reviewed and approved the compensation paid to Martin F. Roper as the Company's Chief Executive Officer during 2002. In reviewing such compensation, the Committee evaluated the Company's success in executing against the Company's strategic plan for maintaining its leading position in the highly competitive craft beer industry. The Compensation Committee believes that the compensation paid to Mr. Roper in 2002 was reasonable in light of the Company's overall performance, especially in the area of volume growth. Accordingly, the Compensation Committee recommended, and the Board approved, the grant to Mr. Roper of a Discretionary Option covering 30,000 shares, effective January 1, 2003, of which 22,000 shares carry an exercise price of $14.47; 2,000 shares carry an exercise price of $16.64; 2,000 shares carry an exercise price of $18.81; and 4,000 shares carry an exercise price of $20.98.

Tax Limitation. Section 162(m) of the U.S. Internal Revenue Code limits the tax deductibility by a corporation of compensation in excess of $1,000,000 paid to the Chief Executive Officer and any other of its four most highly compensated executive officers. However, compensation which qualifies as "performance-based" is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon attainment of pre-established, objective performance goals under a plan approved by stockholders.

The Compensation Committee does not presently expect total cash compensation payable for salaries to exceed the $1,000,000 limit for any individual executive. Having considered the requirements of Section 162(m), the Compensation Committee believes that stock option grants to date meet the requirement that such grants be "performance-based" and are, therefore, exempt from the limitations on deductibility. The Compensation Committee will continue to monitor the compensation levels potentially payable under the Company's cash compensation programs, but intends to retain the flexibility necessary to provide total cash compensation in line with competitive practice, the Company's compensation philosophy and the Company's best interests.

COMPENSATION COMMITTEE:

James C. Kautz, Chairman
Pearson C. Cummin, III
Robert N. Hiatt

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During the fiscal year ended December 28, 2002 the members of the Compensation Committee were James C. Kautz (Chairman), Pearson C. Cummin, III and Robert M. Hiatt. John B. Wing resigned as a member of the Compensation Committee on October 22, 2002. No member of the Compensation Committee was an officer or employee of the Company or any of its subsidiaries during fiscal year 2002.

EXECUTIVE OFFICERS OF THE COMPANY

Information with respect to executive officers of the Company is set forth below. The executive officers of the Company are elected annually by the Board of Directors and hold office until their successors are elected and qualified, or until their earlier removal or resignation.

C. James Koch, 53, currently serves as Chairman and Clerk of the Company. Mr. Koch founded the Company in 1984 and was the Chief Executive Officer since that time until January 2001.

Martin F. Roper, 40, was appointed Chief Executive Officer of the Company in January 2001, and has been President of the Company since December 1999, after having served as its Chief Operating Officer since April 1997. He joined the Company as Vice President of Operations in September 1994.

Richard P. Lindsay, 41, served as Chief Financial Officer and Treasurer of the Company until his resignation from the Company effective March 31, 2003. Mr. Lindsay joined the Company in 1997 and was appointed Vice President of Finance in November 1998. He assumed the position of Chief Financial Officer and Treasurer of the Company in October 1999. Prior to joining the Company, Mr. Lindsay held various finance and consulting positions at Agility, Inc., KPMG Peat Marwick LLP and Shawmut Bank.

Jeffrey D. White, 45, was appointed Chief Operating Officer of the Company in February 2001, after serving as Vice President of Operations since April 1997. Mr. White joined the Company in 1989, and served as Director of Operations of the Company from 1994 to 1997, Operations Manager from 1991 to 1994, and as Distribution Manager from 1989 to 1991.

Robert H. Hall, 42, serves the Company as Vice President of Brand Development. Prior to joining the Company in June 2000, Mr. Hall had been employed by Kellogg Company from 1993 to 2000, where he held the positions of Vice President Marketing, US Natural and Functional Foods Division, and Vice President Global Cereal Innovation, North America.

EXECUTIVE COMPENSATION

The following table sets forth all compensation awarded to, earned by or paid to the Company's Chief Executive Officer and the Company's four (4) highest paid executive officers, other than the Chief Executive Officer, whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to the Company for the Company's three most recent fiscal years ended December 28, 2002, December 29, 2001, and December 30, 2000.

SUMMARY COMPENSATION TABLE FOR FISCAL YEARS ENDED DECEMBER 28, 2002, DECEMBER 29, 2001, AND DECEMBER 30, 2000

| | | Annual Compensation | | Long Term Compensation | |
| | | | | Restricted Stock | Securities Underlying |
Name and Principal Position	Year	Salary(1)	Bonus(2)	Awards(3)(4)	Options
C. James Koch	2002	$183,750	$184,000	$11,001	10,000
Chairman and Clerk	2001	$183,750	—	$12,284	20,000
	2000	$183,750	—	$11,914	30,000
Martin F. Roper	2002	$460,000	$ 40,000	—	30,000
President and Chief Executive Officer	2001	$399,579	$ 63,000	$30,815	40,000
	2000	$399,579	$ 50,000	$23,800	170,000
Richard P. Lindsay	2002	$180,000	$ 20,800	—	35,000
Chief Financial Officer and Treasurer	2001	$162,696	$ 16,500	—	40,000
	2000	$142,246	$ 14,000	—	25,000
Jeffrey D. White	2002	$205,000	—	—	25,000
Chief Operating Officer	2001	$172,489	$ 9,000	—	30,000
	2000	$121,085	$ 12,000	—	18,000

| Name and Principal Position | Year | Annual Compensation | | Long Term Compensation | |
		Salary(1)	Bonus(2)	Restricted Stock Awards(3)(4)	Securities Underlying Options
Robert H. Hall	2002	$275,000	$ 44,094	—	20,000
Vice President of Brand Development	2001	$262,350	$ 2,500	—	20,000
	2000	$148,891	$ 35,000	—	180,000

(1) Included in this column are amounts earned, though not necessarily received, during the corresponding fiscal year.

(2) The bonus amounts for the executive officers have been restated so that the bonus for all fiscal year periods is recorded for each officer in the year in which such bonus is paid.

(3) As of December 28, 2002, Mr. Koch held 8,906 shares of unvested restricted stock issued under the Company's Investment Share Plan with a market value of $131,631.

(4) As of December 28, 2002, Mr. Roper held 12,323 shares of unvested restricted stock issued under the Company's Investment Shares Plan with a market value of $182,134.

The following table sets forth certain information concerning grants of stock options of the Company's Class A Common Stock made during the year ended December 28, 2002 to the executive officers named below:

OPTION GRANTS TO EXECUTIVE OFFICERS IN YEAR ENDED
DECEMBER 28, 2002

| Name | Number of Securities Underlying Options Granted(1) | Percent of Total Options Granted to Employees in Fiscal Year | Exercise or Base Price Per Share | Expiration Date | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2) | |
					5%	10%
C. James Koch	10,000	4.2%	[See Note 3 below]	[See Note 3 below]	0	$ 15,005
Martin F. Roper	30,000	12.5%	[See Note 4 below]	[See Note 4 below]	$174,430	$574,250
Richard P. Lindsay......	35,000	14.6%	[See Note 5 below]	[See Note 5 below]	$151,306	$581,753
Jeffrey D. White	25,000	10.4%	[See Note 6 below]	[See Note 6 below]	$119,260	$434,439
Robert H. Hall	20,000	8.3%	[See Note 7 below]	[See Note 7 below]	0	$ 30,011

(1) Options vest at twenty percent (20%) each year. Options become immediately exercisable in full in the event that C. James Koch and/or members of his family cease to control a majority of the Company's issued and outstanding Class B Common Stock.

(2) The potential realizable value of the options reported above was calculated by assuming five percent (5%) and ten percent (10%) annual rates of appreciation above the fair market value of the Class A Common Stock of the Company from the date of grant (determined in accordance with the rules of the Securities and Exchange Commission) of the options until the expiration of the options. These assumed annual rates of appreciation were used in compliance with the rules of the Securities and Exchange Commission and are not intended to forecast future price appreciation of the Class A Common Stock of the Company. The actual value realized from the options could be higher or lower than the values reported above, depending upon the future appreciation or depreciation of the Class A Common Stock during the option period, the option holder's continued employment through the option period and the timing of the exercise of the options.

(3) Options for 2,000 shares carry an exercise price of $17.545; 2,500 shares carry an exercise price of $23.334; 2,500 shares carry an exercise price of $29.30; and 3,000 shares carry an exercise price of $35.09. The Options terminate on the expiration of the 10-day period that commences on the third business day after the Company files with the Securities and Exchange Commission its Annual Report on Form 10-K for its 2006 fiscal year.

(4) Options for 2,000 shares carry an exercise price of $17.545; 2,500 shares carry an exercise price of $23.334; 2,500 shares carry an exercise price of $29.30; and 3,000 shares carry an exercise price of $35.09. The Options terminate on the expiration of the 10-day period that commences on the third business day after the Company files with the Securities and Exchange Commission its Annual Report on Form 10-K for its 2006 fiscal year. Options for 20,000 shares carry an exercise price of $17.545 and have an expiration date of December 31, 2011.

(5) Options for 3,000 shares carry an exercise price of $17.545; 3,750 shares carry an exercise price of $23.334; 3,750 shares carry an exercise price of $29.30; and 4,500 shares carry an exercise price of $35.09. Options for 20,000 shares carry an exercise price of $17.545. All options have an expiration date of June 29, 2003 as result of Mr. Lindsay's departure from the Company.

(6) Options for 2,000 shares carry an exercise price of $17.545; 2,500 shares carry an exercise price of $23.334; 2,500 shares carry an exercise price of $29.30; and 3,000 shares carry an exercise price of $35.09; which options terminate on the expiration of the 10-day period that commences on the third business day after the Company files with the Securities and Exchange Commission its Annual Report on Form 10-K for its 2006 fiscal year. Options for 15,000 shares carry an exercise price of $17.545 and have an expiration date of December 31, 2011.

(7) Options for 4,000 shares carry an exercise price of $17.545; 5,000 shares carry an exercise price of $23.334; 5,000 shares carry an exercise price of $29.30; and 6,000 shares carry an exercise price of $35.09. The Options terminate on the expiration of the 10-day period that commences on the third business day after the Company files with the Securities and Exchange Commission its Annual Report on Form 10-K for its 2006 fiscal year.

The following sets forth, as of December 28, 2002, information regarding options exercised by the Executive Officers during the fiscal year ended December 28, 2002 as well as information regarding unexercised options held by such Executive Officers and the value of "in-the-money" options.

AGGREGATED OPTION EXERCISES AND YEAR-END OPTION VALUES
AS OF DECEMBER 28, 2002

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End(1)	
			Exercisable/	Unexercisable	Exercisable/	Unexercisable
C. James Koch	0	0	27,927	50,000	$ 178,214	$ 49,496
Martin F. Roper	500	$ 5,289	587,716	196,667	$2,359,540	$732,572
Richard P. Lindsay	0	0	32,000	88,000	$ 215,178	$262,534
Jeffrey D. White	32,634	$232,696	0	65,800	$ 0	$222,943
Robert H. Hall	25,000	$185,600	41,000	144,000	$ 251,480	$679,883

(1) Based upon a fair market value at December 27, 2002 of $14.78 per share, determined in accordance with the rules of the Securities and Exchange Commission, less the option exercise price or purchase price.

Employment Agreements

The Company has not entered into employment agreements with any of its employees. However, the Stockholder Rights Agreement between the Company and initial stockholders of the Company provides that so long as C. James Koch remains an employee of the Company (i) he will devote such time and effort, as a full-time, forty (40) hours per week occupation, as may be reasonably necessary for the proper performance of his duties and to satisfy the business needs of the Company, (ii) the Company will provide Mr. Koch benefits no less favorable than those formerly provided to him by the Boston Beer Company Limited Partnership and (iii) the Company will purchase and maintain in effect term life insurance on the life of Mr. Koch.

Company Stock Performance

The graph set forth below shows the value of an investment of $100 on January 1, 1998 in each of the Company's stock ("The Boston Beer Company, Inc."), the Standard & Poor's 500 Index ("S&P 500"), the Standard & Poor's 500 Brewers, which consists of Anheuser-Busch Companies, Inc. and Adolph Coors Company ("S&P 500 Brewers"), and a peer group which consists of Pyramid Breweries Inc. and Redhook Ale Brewery, Inc. ("Peer Group"), as of December 28, 2002.



Total Return to Shareholders

Company Name/Index	Annual Return Percentage Years Ending				
	Dec 98	Dec 99	Dec 00	Dec 01	Dec 02
The Boston Beer Company Inc.	0.77	(13.74)	24.78	98.70	(15.48)
S&P 500 Index	32.92	20.43	(8.42)	(10.89)	(23.35)
S&P 500 Brewers	59.94	(0.07)	35.61	(1.13)	7.26
Peer Group	(24.85)	(30.85)	(6.46)	16.87	32.15

Company Name/Index	Base Period Dec 97	Indexed Returns Years Ending				
		Dec 98	Dec 99	Dec 00	Dec 01	Dec 02
The Boston Beer Company Inc.	100	100.77	86.92	108.46	215.51	182.15
S&P 500 Index	100	132.92	160.07	146.59	130.62	100.12
S&P 500 Brewers	100	159.94	159.83	216.75	214.29	229.85
Peer Group	100	75.15	51.97	48.61	56.81	75.08

REPORT OF THE AUDIT COMMITTEE(1)

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended December 28, 2002.

The Audit Committee has reviewed and discussed the Company's audited financial statements with management. The Audit Committee has discussed with Deloitte & Touche LLP the Company's independent accountants, the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committees*, which provides that certain matters related to the conduct of the audit of the Company's financial statements are to be communicated to the Audit Committee. The Audit Committee has also received the written disclosures and the letter from Deloitte & Touche LLP required by Independence Standards Board Standard No. 1 relating to the accountant's independence from the Company, has discussed with Deloitte & Touche LLP their independence from the Company, and has considered the compatibility of non-audit services with the accountant's independence.

The Audit Committee acts pursuant to an Audit Committee Charter which was restated by the Board of Directors December 17, 2002, a copy of which is attached as Appendix "A" to this Proxy Statement. Each of the members of the Audit Committee qualifies as an "independent" Director under the current listing standards of the New York Stock Exchange. At least one member of the Audit Committee qualifies as a "financial expert" in accordance with the terms of Item 401(e) of Regulation S-K promulgated under the Securities Act of 1933.

Fees paid to the Company's independent auditors' for fiscal 2002 were comprised of the following:

- *Audit Fees.* Deloitte & Touche LLP charged a fee for its audit of the Company's annual financial statements for the year ended December 28, 2002 in the amount of $120,000. This is comprised of fees for the annual audit and quarterly reviews. The Company paid Arthur Andersen LLP $6,000 for its review of the Company's first quarter 2002 financial statements.

- *Financial Information Systems Design and Implementation.* No fees were paid to Deloitte & Touche LLP for financial information systems design and implementation in 2002.

- *All Other Fees.* Arthur Andersen LLP, the Company's former auditors billed the Company a total of $54,250 in 2002 for accounting-related tax and consulting services. Deloitte & Touche LLP billed the Company a total of $3,000 in 2002 for all other services. This is comprised of fees for accounting-related tax and consulting services.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 2002.

AUDIT COMMITTEE:

Pearson C. Cummin, III, Chairman
Robert N. Hiatt
James C. Kautz

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(1) The material in this report, including the Audit Committee Charter, is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

INDEPENDENT PUBLIC ACCOUNTANTS

During the first quarter of 2002, the Company commenced a review of its independent auditing services. Effective May 1, 2002, upon the recommendation of the Audit Committee, the Board of Directors dismissed Arthur Andersen LLP as its independent auditor and appointed Deloitte & Touche LLP as its independent auditor for the Company's fiscal year ending December 28, 2002. At the recommendation of the Audit Committee of the Board of Directors, the engagement of Deloitte & Touche LLP was approved by the Board of Directors and by the sole holder of the Company's Class B Common Stock.

A representative of Deloitte & Touche LLP is expected to be present at the meeting and will have the opportunity to make a statement if he or she so desires and to respond to appropriate questions.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers and Directors and persons owning more than ten percent (10%) of the outstanding Class A Common Stock of the Company to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, Directors and greater than ten percent (10%) holders of Class A Common Stock are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on copies of such forms furnished as provided above, or written representations that no Forms 5 were required, the Company believes that during the fiscal year ended December 28, 2002, all Section 16(a) filing requirements applicable to its officers, Directors, and beneficial owners of greater than ten percent (10%) of its Common Stock were complied with, except that through inadvertence (i) Martin F. Roper reported the vesting on January 1, 2002 of 3,510 Investment Shares purchased under the Company's Employee Equity Incentive Plan on a Form 4 filed on March 24, 2002, that should have been filed no later than January 10, 2002; (ii) C. James Koch reported the vesting on January 1, 2002 of 2,582 Investment Shares and the purchase of 2,010 Investment Shares purchased under the Company's Employee Equity Incentive Plan on a Form 4 filed on March 24, 2002, that should have been filed no later than January 10, 2002; (iii) John B. Wing reported the purchase of 9,000 shares on March 4, 2002, on a Form 4 filed on April 12, 2002, that should have been filed no later than March 14, 2002.

DEADLINES FOR SUBMISSION OF STOCKHOLDER PROPOSALS

Stockholders interested in submitting a proposal for inclusion in the proxy materials for the Annual Meeting of Stockholders to be held in 2004 may do so by following the procedures set forth in Rule 14a-8 of the Securities Exchange Act of 1934, as amended. To be eligible for inclusion, stockholder proposals must be received at the Company's principal executive offices in Boston, Massachusetts on or before December 18, 2003.

OTHER MATTERS

Management knows of no matters which may properly be and are likely to be brought before the meeting other than the matters discussed herein. However, if any other matters properly come before the meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment.

10-K REPORT

A COPY OF AN ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR THE COMPANY'S MOST RECENT FISCAL YEAR, MAY BE FOUND ON THE COMPANY'S WEBSITE, WWW.BOSTONBEER.COM. IN ADDITION, THE COMPANY WILL PROVIDE EACH BENEFICIAL OWNER OF ITS SECURITIES WITH A COPY OF THE ANNUAL REPORT WITHOUT CHARGE, UPON RECEIPT OF A WRITTEN

REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE SENT TO THE INVESTOR RELATIONS DEPARTMENT, THE BOSTON BEER COMPANY, INC., 75 ARLINGTON STREET, BOSTON, MA 02116.

VOTING PROXIES

The Board of Directors recommends an affirmative vote for all nominees specified herein. Proxies will be voted as specified. If signed proxies are returned without specifying an affirmative or negative vote, the shares represented by such proxies will be voted in favor of the nominees.

By order of the Board of Directors

C. JAMES KOCH,
Clerk

Boston, Massachusetts
April 18, 2003

THE BOSTON BEER COMPANY, INC.
AUDIT COMMITTEE CHARTER

Purpose

The primary purpose of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its responsibility to oversee management's conduct of the Company's financial reporting process, including by overseeing the financial reports and other financial information provided by the Company's systems of internal accounting and financial controls, and the annual independent audit of the Company's financial statements.

In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company and the power to retain outside counsel, auditors or other experts for this purpose. The Board and the Committee are in place to represent the Company's shareholders; accordingly, the outside auditor is ultimately accountable to the Board and the Committee.

The Committee shall review the adequacy of this Charter on an annual basis.

Membership

The Committee shall be comprised of not less than three members of the Board. The members of the Committee shall meet the independence and experience requirements of applicable statutes and regulations, including the requirements of the New York Stock Exchange ("NYSE").

Key Responsibilities

The Committee's job is one of oversight and it recognizes that the Company's management is responsible for preparing the Company's financial statements and that the outside auditors are responsible for auditing those financial statements. Additionally, the Committee recognizes that financial management, as well as the outside auditors, have more time, knowledge and more detailed information on the Company than do Committee members; consequently, in carrying out its oversight responsibilities, the Committee is not providing any expert or special assurance as to the Company's financial statements or any professional certification as to the outside auditor's work.

The following functions shall be the common recurring activities of the Committee in carrying out its oversight function. These functions are set forth as a guide with the understanding that the Committee may diverge from this guide as appropriate given the circumstances.

1. The Committee shall review with management and the outside auditors the audited financial statements to be included in the Company's Annual Report on Form 10-K (or the Annual Report to Shareholders if distributed prior to the filing of Form 10-K) and review and consider with the outside auditors the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61, to assist the Committee in fulfilling its oversight responsibilities.

2. As a whole, or through the Committee chair, the Committee shall review with the outside auditors the matters (if any) required to be discussed by SAS No. 61 in connection with the interim financial reviews conducted by the outside auditors to assist the Committee in fulfilling its oversight responsibilities; this review will occur prior to the Company's filing of the Form 10-Q.

3. The Committee shall receive from time to time the outside auditor reports concerning:

   a. all critical accounting policies and practices to be used;

   b. all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the registered public accounting firm; and

c.   other material written communications between the registered public accounting firm and the management of the Company, such as any management letter or schedule of unadjusted differences.

4.   The Committee shall discuss with management and the outside auditors:

a.   the accounting policies of the Company which may be viewed as critical; the nature and extent of any significant changes in accounting principles or the application thereof; significant judgment areas; significant risks and exposures and the steps management has taken to minimize such risks to the Company; and the quality and adequacy of the Company's internal controls, accounting policies and estimates;

b.   the terms and effects of any transactions with parties related to the Company which are significant in size or which involve terms or other aspects which differ from those which would likely be negotiated with an unaffiliated third party and which are material to an understanding of the Company's financial statements; and

c.   the existence of any off-balance sheet structures (which are prohibited under the Company's Code of Business Conduct and Ethics), including financing arrangements, and their potential impact on the Company and its financial statements.

5.   The Committee shall:

a.   request from the outside auditors annually, a formal written statement delineating all relationships between the auditor and the Company consistent with Independence Standards Board Standard Number 1;

b.   discuss with the outside auditors any such disclosed relationships and their impact on the outside auditor's independence;

c.   take appropriate action to oversee the independence of the outside auditor;

d.   preapprove all auditing and non-audit services provided to the Company by the outside auditor. The Committee may delegate to one of more of its members the authority to grant such preapprovals. Preapprovals granted by any such delegate shall be presented to the full Committee at its next scheduled meeting; and

e.   establish procedures for:

i.   accounting the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

ii.   the confidential, anonymous submission by employees of the Company of concerns regarding questionable or auditing matters.

6.   The Committee shall have sole authority to appoint or replace the outside auditor, to determine all compensation to be paid to the outside auditor and to oversee the work of the outside auditor (including resolution of disagreements between management and the outside auditor regarding financial reporting). The outside auditor shall report directly to the Committee.

7.   The Committee shall have sole authority to appoint or replace the outside auditor for the Company's retirement plan and such other health and welfare plan that may require the services of an outside auditor, to determine all compensation to be paid to the outside auditor and to oversee the work of the outside auditor (including resolution of disagreements between management and the outside auditor regarding financial reporting). The outside auditor shall report directly to the Committee.

8.   The Committee will prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement, commencing with the proxy statement for the 2003 Annual Meeting.

9.   Based on the criteria set forth in Item 306(a) of Regulation S-K and, if so determined by the Committee, recommend to the Board of Directors that the audited financial statements for each fiscal year be included in the Company's Annual Report on Form 10-K in respect of each year.

10.   The Committee shall conduct an appropriate review of all related party transactions on an ongoing basis and the approval of the Committee shall be required for all related party transactions.

11.   The Committee shall have the authority to engage and determine financing for independent counsel and other advisers as it determines necessary to carry out its duties.

12.   The Committee will perform such other functions as may be required by law, the Company's Articles of Organization or its By-Laws.

13.   The Audit Committee shall review its own performance at least bi-annually, or more frequently if necessary to comply with the regulations of the NYSE or any other statute or regulation applicable to this Committee.

Adopted by the Board of Directors on December 17, 2002